

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Jingbo Wang
Chief Financial Officer
Agora, Inc.
Floor 8, Building 12 , Phase III of ChuangZhiTianDi
333 Songhu Road
Yangpu District, Shanghai
People's Republic of China

> **Re: Agora, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2021**

Dear Mr. Wang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2021

Part 1
D. Risk Factors, page 5

1. You disclose on page 5 that this structure allows you to exercise effective control over the VIEs, and is designed to replicate substantially the same economic benefits as would be provided by equity ownership. Your disclosures in the filing should not should not refer to any type of equity ownership when discussing VIEs. Please revise.

2. We note from your disclosures on page 8 that the PCAOB is currently unable to inspect your auditor in relation to their audit work performed for your financial statements included elsewhere in this annual report. Please revise to disclose the HFCAA and Accelerating HFCAA timeframes in this section of the filing. You should also provide a specific cross-reference to the longer risk factor discussion of the impacts of the HFCAA and Accelerating HFCAA. In addition, your disclosure should make clear whether these

risks could cause the value of your ADSs to become worthless.

3. In this section of the filing provide a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Identify clearly entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Your disclosures provided in Item 4 (A) "*History and Development of the Company"* should be moved to the forepart of this filing. Explain why the diagram of the company's corporate structure does not appear to include the consolidated variable interest entity within the Easemob group structure.

4. Please revise your disclosures in this section to clarify that the Cayman Islands holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.
.

5. Please provide a specific cross-reference to the more detailed risk factor for each summary risk factor.

6. Disclose in this section each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

7. In this section, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Provide us with a roll-forward of the "Amount due to intercompany"

for the VIEs as of December 31, 2021. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

8.   We note your tables beginning on page 61 that present the summary financial information. Please revise the schedule headings to refer to these schedules as "selected condensed consolidating data" instead of "selected condensed consolidated data". Please revise to provide a roll-forward table for for Agora, Inc.'s "Share of income/(loss) from VIE and VIE's Subsidiaries" and "Investments in subsidiaries" and "Investments in VIEs".

Risks Related to Our Corporate Structure
"If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions...", page 33

9.   Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Risks Related to Doing Business in China
"Changes in the political and economic policies of the PRC government could adversely affect our business, operating results...", page 38

10.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and

cause the value of such securities to significantly decline or be worthless.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology